FORM 4			UNITED STATES SECURITIES AND EXCHANGE COMMISSION									OMB APPROVAL

			Washington, D.C. 20549									OMB Number: 3235-0287
Expires: January 31, 2005
Check this box if no longer
			STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP									Estimated average burden
subject to Section 16. Form 4 or												hours per response . . . . . . 0.5
Form 5 obligations may continue.
See Instruction 1(b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
(Print or Type Responses)		Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*				2. Issuer Name and Ticker or Trading Symbol						6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
											Director		10% Owner
Carruthers, Julie A.				California Pizza Kitchen, Inc (CPKI)
										X	Officer		Other
(Last)	(First)		(Middle)	3. I.R.S. Identification			4. Statement for				(give title below)		(specify below)
				Number of Reporting			Month/Day/Year
Sr. Vice President Human
6053 West Century Blvd., Suite 1100				Person, if an entity			2/03/2003			Resources and Training
(Voluntary)
(Street)
							5. If Amendment,			7. Individual or Joint/Group Filing			(Check Applicable Line)
							Date of Original		X	Form filed by One Reporting Person
(Month/Day/Year)
Los Angeles, California 90045										Form filed by More than One Reporting Person
2/03/2003
(City)	(State)		(Zip)		Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security			2. Trans-	2A.	3. Trans-		4. Securities Acquired (A)				5. Amount of	6. Owner-	7. Nature of
(Instr. 3)			action	Deemed	action		or Disposed of (D)				Securities	ship		Indirect
			Date	Execution	Code		(Instr. 3, 4 and 5)				Beneficially	Form:		Beneficial
				Date, if	(Instr. 8)						Owned Following	Direct		Owner-
				any							Reported	(D) or		ship
			(Month/	(Month/							Transaction(s)	Indirect
			Day/	Day/				(A) or			(Instr. 3 and 4)	(I)
			Year)	Year)	Code	V	Amount	(D)	Price			(Instr. 4)		(Instr. 4)

Common Stock			10/10/00		G		1,284	A				D

Common Stock			04/06/01		G		437	A				D

Common Stock			07/03/01		G		1,127	A				D

Common Stock			01/31/03		M		3,125	A	$8.7000			D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).													Common Stock	01/31/03	S	3,125	D	$24.2500	D	(Over)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.													SEC 1474 (9-02)

Common Stock			01/31/03		S		2,848	D	$24.2500		4,993	D

Non-Qualified Stock Option (right to buy)	$8.7000	01/31/03	M		3,125		11/02/09	Common Stock	3,125		$24.2500	3,125	D